October 17, 2005

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Amanda McManus	MARK I. FISHER 212-940-8877 E-mail Address mark.fisher@kattenlaw.com Direct Fax Number (212) 935-8405
Re:
Newkirk Realty Trust, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed October 7, 2005
Registration No. 333-127278

Ladies and Gentlemen:

        We intend to file today Amendment No. 3 to Form S-11 (the "Registration Statement") for Newkirk Realty Trust, Inc. (the "Company"). Set forth are our responses to the Staff's October 14, 2005 comment letter.

General

        1.     Comment:    We have reviewed the artwork and your response to comment 1. Please consider including brief captions to the artwork that explain what the images represent.

        Response:    We have added such captions in compliance with the Staff's request.

        2.     Comment:    We have reviewed your response to our prior comment number 6; however, we continue to believe that the disclosure included within the prospectus may constitute a "public announcement" under Rule 14e-5. See, for reference, Questions A1 and A2 to the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations. Please provide additional analysis explaining why you believe that the formation transactions and the subsequent tender offer comply with Rule 14e-5.

        Response:    As we advised Michael McTiernan in a telephone conversation on Friday, October 14, 2005, the Company has decided not to proceed with the tender offer that was the subject of this comment and accordingly, has deleted all references to a tender offer in the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information, pages P-1—P-11

        3.     Comment:    We read your response to comments 22 and 27. We understand that in connection with your formation transactions, Newkirk REIT will be appointed as the successor general partner of Newkirk MLP giving it rights as set forth in Article 7 of the Newkirk MLP Partnership Agreement. As such, we reissue our prior comment 27 in its entirety. Please tell us how you considered the rights retained by the existing limited partners of Newkirk MLP, through the special voting preferred stock arrangement, when assessing your control of Newkirk MLP under EITF 04-5.

Securities and Exchange Commission
Attention: Amanda McManus
October 17, 2005

        Response:    The determination as to whether the rights of Newkirk MLP limited partners should overcome the presumption of control, and therefore consolidation by the Company, was evaluated based on the two step process as set forth in EITF 04-5.

        First, we evaluated whether the limited partners have "kick-out rights". Very clearly they do not have kick-out rights as limited partners in Newkirk MLP because they do not, under the partnership agreement, or by law, have the ability to dissolve Newkirk MLP or otherwise remove the Company as general partner. We then evaluated whether the existence of the special preferred voting stock give limited partners what would be considered "kick-out rights" indirectly through their right to vote on matters brought before the Company's shareholders. Most significantly, do the limited partners' indirect rights to cast ballots in the election of directors by virtue of the provisions of the special voting preferred stock constitute the right to "kick-out" management? We concluded that such a right does not exist for the following reasons:

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  The special voting preferred stock will be issued to the Advisor and will entitle the Advisor to vote on all matters for which shareholders of the Company are entitled to vote. Under the terms of the advisory agreement the Advisor will be contractually obligated to cast its votes with respect to the special voting preferred stock in direct proportion to votes that the Advisor receives from the limited partners in Newkirk MLP. The limited partners in Newkirk MLP will have no rights as shareholders of the Company and will not have the right to initiate any action that shareholders would normally have. Therefore, the limited partners would not have the right to propose a slate of directors or to initiate a vote with respect to the removal of the Advisor or the liquidation of the Company. They will only have the right to cast ballots with respect to matters that are submitted for a vote of shareholders of the Company. They do not have the right to cause a matter to be submitted to a shareholder vote.

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  After the formation transactions, entities or individuals which have an economic interest in our Advisor, namely Apollo Real Estate Fund III, executives of Winthrop Financial Associates, Vornado Realty Trust and First Union Real Estate Equity and Mortgage Investments, will have the right by virtue of the special voting preferred stock, subject to certain limitations with respect to Vornado Realty Trust, to cast 54% of the voting power following completion of the IPO. While there is not an agreement for these entities or individuals to cast ballots in concert, they are financially disincentivized to vote for an independent director who would remove their affiliate as advisor. To the extent that Vornado Realty Trust is limited in casting ballots, the Advisor itself is free to vote in its sole discretion to the extent that such rights are limited.

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  Finally, except for transfers by individuals to members of their immediate family or trusts for their immediate family, all transfers of limited partnership interests in Newkirk MLP are subject to the Company's approval, which can be withheld in management's absolute discretion.

Securities and Exchange Commission
Attention: Amanda McManus
October 17, 2005

        Based on the foregoing, the presumption of control by the Company is not overcome and we proceed to Step 2.

        Under Step 2 we evaluated whether limited partners in Newkirk MLP have substantive participating rights. Clearly they do not have participating rights as limited partners in Newkirk MLP. The Company has the right to pursue sale transactions, financing transactions and other capital transactions without the consent of the limited partners. We then evaluated whether the existence of the preferred voting stock gave the limited partners what would be considered substantive participating rights through their indirect right to vote on matters brought before the Company's shareholders. We determined that they did not have substantive participating rights for the following reasons:

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  Under EITF 04-5 the right by limited partners to select, terminate and set the compensation of management would overcome the presumption of control. Our Advisor is selected by the board of directors of the Company. The limited partners do not have the right to nominate a slate of directors. Limited partners of Newkirk MLP also do not have the right to terminate our Advisor or submit a proposal for a vote on termination of our Advisor.

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  EITF 04-5 also provides that the ability to establish operating and capital decisions of the limited partnership in the ordinary course of business would overcome the presumption of control. Those decisions rest with our Advisor. Our Advisor will report to the Company's board of directors, seven members of which will be independent. While affiliates of certain limited partners, namely Apollo Real Estate Fund III and Vornado Realty Trust, have economic interests in our Advisor, they do not participate directly in management, which is controlled by Michael Ashner, and there is no mechanism under which they can vote or participate in decisions made in the ordinary course of business.

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  We also considered that the 37% voting interest by the Company's shareholders in all matters put to a vote reduces any indirect voting rights by the limited partners. There is no one entity or enterprise that controls more than 50%, nor are there any agreements for limited partners to vote in concert.

        Based on the foregoing, the presumption of control is not overcome and the Company is required to consolidate Newkirk MLP for financial statement purposes.

Securities and Exchange Commission
Attention: Amanda McManus
October 17, 2005

        4.     Comment:    Please explain how decisions are made by the newly appointed general partner of Newkirk MLP. For instance, we note on page 13 in the Information Statement on Schedule 13C filed The Newkirk Master Limited Partnership on September 20, 2005, that "significant transactions... such as sales, acquisitions, debt re-financings and mergers, require the consent of the members of the general partner under the limited liability company agreement of the general partner." In your response, explain what "consent of the members of the general partner" means and what impact the rights retained by the existing limited partners of Newkirk MLP, through your special voting preferred stock, has on your ability to provide this consent.

        Response:    The reference you cited in the Information Statement relates to the current operations of Newkirk MLP. As disclosed in the Information Statement, under the limited liability company agreement of the current general partner, certain significant transactions require the consent of the members of the general partner. Following the completion of the IPO the Company will become the general partner of Newkirk MLP and the members of the former general partner will no longer have the consent rights referred to in the Information Statement. In order to clarify this point we will revise the sentence to which you referred to read as follows: "However, significant transactions, whether by the Partnership or any subsidiary partnership, such as sales, acquisitions, debt refinancings and mergers, presently require the consent of the members of the general partner under the limited liability company agreement of the general partner."

        Following the completion of the IPO, the Company will become the general partner of Newkirk MLP and be vested with management powers over the business and affairs of Newkirk MLP. The Company may not be removed by the partners of Newkirk MLP with or without cause. The Company will be managed by its Board of Directors and the Board will in turn retain NKT Advisors LLC to manage the day to day operations of the Company and Newkirk MLP. As discussed in the response to comment 3 above, the only "consent" rights held by the limited partners of Newkirk MLP are their rights to indirectly vote by virtue of the special voting preferred stock with respect to matters submitted for a vote to the shareholders of the Company.

        We would very much appreciate the opportunity to speak with you as early as possible on Monday, October 17th in an effort to resolve any remaining comments. Please call either Mark Fisher (212-940-8877) or Elliot Press (212-940-6348) should you have any questions.

Sincerely yours,

Mark I. Fisher

MIF:bls